Filed by FairPoint Communications, Inc.
Pursuant to Rule 425 under
the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended
Subject Company: FairPoint Communications, Inc.
Exchange Act File No.: 001-32408

The following form letter was mailed to business customers of FairPoint Communications, Inc. beginning on February 27, 2017:

[Name]
[Street Address]
[City], [State] [Zip]

February 27, 2017
Dear FairPoint Customer:
As we shared with you in December, Consolidated Communications, a publicly traded telecommunications provider (NASDAQ: CNSL), has signed an agreement to acquire FairPoint Communications. Since the announcement, our teams have been working to secure regulatory and shareholder approvals. We are pleased to report we are making progress on all fronts and expect to close on the transaction by mid-2017.
You’re probably wondering how this may affect your business. We’d like to personally reassure you of our commitment to make the merger seamless for you, our valued customer. Any services or agreements you have with FairPoint will remain in place and, after closing, our local support team will continue to serve you.
Consolidated Communications has a long history of stability, innovation and responsive product development. We are excited about delivering the benefits of an enhanced product suite and leveraging a stronger financial position that come with this combination. We will continue to strengthen our local roots in the communities we serve and bring even greater access to new and relevant technologies across our markets.
We hope you share our excitement about this planned business combination, and we will continue to provide updates as we near the completion of the transaction. For additional information about this merger, visit www.fairpoint.com/consolidated.
Thank you for your continued business.

Sincerely,

Paul Sunu                            Robert Udell, Jr.
Chief Executive Officer                        President and Chief Executive Officer
FairPoint Communications                    Consolidated Communications, Inc.

Safe Harbor
The Securities and Exchange Commission (“SEC”) encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. Certain statements in this communication are forward-looking statements and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. These forward-looking statements reflect, among other things, current expectations, plans, strategies, and anticipated financial results of Consolidated Communications Holdings, Inc. (“Consolidated”) and FairPoint Communications, Inc. (“FairPoint”), both separately and as a combined entity. There are a number of risks, uncertainties, and conditions that may cause the actual results of Consolidated and FairPoint, both separately and as a combined entity, to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include the timing and ability to complete the proposed acquisition of FairPoint by Consolidated, the expected benefits of the integration of the two companies and successful integration of FairPoint’s operations with those of Consolidated and realization of the synergies from the integration, as well as a number of factors related to the respective businesses of Consolidated and FairPoint, including economic and financial market conditions generally and economic conditions in Consolidated’s and FairPoint’s service areas; various risks to stockholders of not receiving dividends and risks to Consolidated’s ability to pursue growth opportunities if Consolidated continues to pay dividends according to the current dividend policy; various risks to the price and volatility of Consolidated’s common stock; changes in the valuation of pension plan assets; the substantial amount of debt and Consolidated’s ability to repay or refinance it or incur additional debt in the future; Consolidated’s need for a significant amount of cash to service and repay the debt and to pay dividends on its common stock; restrictions contained in Consolidated’s debt agreements that limit the discretion of management in operating the business; legal or regulatory proceedings or other matters that impact the timing or ability to complete the acquisition as contemplated, regulatory changes, including changes to subsidies, rapid development and introduction of new technologies and intense competition in the telecommunications industry; risks associated with Consolidated’s possible pursuit of acquisitions; system failures; losses of large customers or government contracts; risks associated with the rights-of-way for the network; disruptions in the relationship with third party vendors; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; changes in the extensive governmental legislation and regulations governing telecommunications providers and the provision of telecommunications services; telecommunications carriers disputing and/or avoiding their obligations to pay network access charges for use of Consolidated’s and FairPoint’s network; high costs of regulatory compliance; the competitive impact of legislation and regulatory changes in the telecommunications industry; liability and compliance costs regarding environmental regulations; the possibility of disruption from the integration of the two companies making it more difficult to maintain business and operational relationships; the possibility that the acquisition is not consummated, including, but not limited to, due to the failure to satisfy the closing conditions; the possibility that the merger or the acquisition may be more expensive to complete than anticipated, including as a result of unexpected factors or events; and diversion of management’s attention from ongoing business operations and opportunities. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements are discussed in more detail in the joint proxy statement of Consolidated and FairPoint which also constitutes a prospectus of Consolidated filed by Consolidated with the SEC pursuant to Rule 424(b)(3) on February 24, 2017 and in in Consolidated’s and FairPoint’s respective filings with the SEC, including the Annual Report on Form 10-K of Consolidated for the year ended December 31, 2015, which was filed with the SEC on February 29, 2016, under the heading “Item 1A-Risk Factors,” and the Annual Report on Form 10-K of FairPoint for the year ended December 31, 2015, which was filed with the SEC on March 2, 2016, under the heading “Item 1A-Risk Factors,” and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by each of Consolidated and FairPoint. Many of these circumstances are beyond the ability of Consolidated and FairPoint to control or predict. Moreover, forward-looking statements necessarily involve assumptions on the part of Consolidated and FairPoint. These forward-looking statements generally are identified by the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “intend,” “plan,” “should,” “may,” “will,” “would,” “will be,” “will continue” or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Consolidated and FairPoint, and their respective subsidiaries, both separately and as a combined entity to be different from those expressed or implied in the forward-looking statements. All forward-looking statements attributable to us or persons acting on the respective behalf of Consolidated or FairPoint are expressly qualified in their entirety by the cautionary statements that appear throughout this communication. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, each of Consolidated and FairPoint disclaim any intention or obligation to update or revise publicly any forward-looking statements. You should not place undue reliance on forward-looking statements.
Important Merger Information and Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Consolidated and FairPoint have and will file relevant materials with the SEC. Consolidated filed a Registration Statement on Form S-4 on January 26, 2017, which, as amended, was declared effective on February 24, 2017, that includes a joint proxy statement of Consolidated and FairPoint and which also constitutes a prospectus of Consolidated. Consolidated and FairPoint will mail the definitive joint proxy statement/prospectus to their respective stockholders on or about February 28, 2017. Investors are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction because it contains important information. The definitive joint proxy statement/prospectus and other relevant documents that have been or will be filed by Consolidated and FairPoint with the SEC are or will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Consolidated Communications Holdings, Inc., 121 South 17th Street, Mattoon, IL 61938, Attention: Investor Relations or to FairPoint Communications, Inc., 521 East Morehead Street, Suite 500, Charlotte, North Carolina 28202, Attention: Secretary.
Consolidated, FairPoint and certain of their respective directors, executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Consolidated is set forth in its definitive proxy statement, which was filed with the SEC on March 28, 2016. Information about the directors and executive officers of FairPoint is set forth in its definitive proxy statement, which was filed with the SEC on March 25, 2016, and in the joint proxy statement/prospectus. These documents can be obtained free of charge from the sources listed above. Investors may obtain additional information regarding the interests of such participants by reading the definitive joint proxy statement/prospectus.